October 20, 2006

Via EDGAR & Hand Delivery

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attn: Mark P. Shuman
Barbara Jacobs
Division of Corporate Finance

Re: GSE Systems, Inc.
Registration Statement on Form S-3/A
Filed on September 28, 2006
File No. 333-134569

Quarterly Reports on Form 10-Q, as amended
For the periods ended March 31, 2006 and June 30, 2006
Filed on May 16, August 14 and October 4, 2006
File No. 1-14785

Dear Mr. Shuman and Ms. Jacobs,

On behalf of GSE Systems, Inc. (“GSE” or the “Company”, “we” or “our”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) October 12, 2006 Comment Letter addressed to the undersigned (the “Comment Letter”), we are responding to the Staff’s comments with respect to GSE’s Form S-3/A filed with the Commission on September 28, 2006 (the “S-3/A”), GSE’s Quarterly Reports on Form 10-Q, as amended for the quarters ended March 31, 2006 (the “March 10-Q”) and June 30, 2006 (the “June 10-Q”) (collectively, the “Forms 10-Q”). Our responses to the Staff’s comments are numbered to correspond to the numbering of the comments in the Staff’s Comment Letter. The responses provided herein are based on discussions with, and information furnished by, GSE and its advisors.

We are proposing to address the specific disclosures in response to the Staff’s comments as described below.

Form S-3

Prospectus Summary

Recent Developments, page 2

1. Comment:

In response to prior comment 1 of our letter dated September 14, 2006, you filed an amendment to your March 31, 2006, Form 10-Q on October 4, 2006. We are unable to concur with your view that GSE was not materially dependant on the supply agreement with Emirates Simulation Academy, as a material portion of its revenues were derived under that contract. We presume that a confidential treatment request was filed with the Office of the Secretary on approximately October 4, 2006. Once any such application is transmitted internally to our office we will review that application as well as related disclosure in the periodic report, and we may have comments at that time. Comments regarding any confidential treatment request must be resolved prior to the desired effective time.

Response: We filed a confidential treatment request with the Office of the Secretary on approximately October 4, 2006. We understand that the Staff will review our application as well as the related disclosure in the periodic report and that any comments regarding the confidential treatment request must be resolved prior to the desired effective time.

Description of the February 27, 2006 Offering, page 2

2. Comment:

Please refer to prior comment 4 of our letter dated September 14, 2006. Consistent with the prior comment, please move the sub-sections of the prospectus summary that begin with the heading “Description of the February 27, 2006 Offering” through “Registration Rights” to a portion of the filing that is not subject to Rule 421(d). The information in these sub-sections is too detailed for a summary. It appears that numbered paragraphs 1-3 on page 1 introduce investors to these transactions. Please limit the descriptive text in the summary so that it satisfies Rule 421(d). A materially complete and self-contained description of these prior arrangements and transactions with the selling security holders should be presented near the Selling Security Holder section. With respect to the added text that incorporates information from periodic reports, please refer to Rule 411. Note that required information may be incorporated into a prospectus only to the extent the form allows that incorporation. In this regard, it does not appear that Item 507 of Regulation S-K authorizes your company to present information responsive to Item 507 through incorporation by reference.

Response: We have reviewed the sections of the prospectus summary referenced above and Rule 421(d). As requested, we have moved the sub-sections of the prospectus summary that begin with the heading “Description of the February 27, 2006 Offering” through “Registration Rights” to a portion of the filing that is not subject to Rule 421(d). We have limited the descriptive text in the summary so that, to the best of our understanding, it satisfies Rule 421(d). We have included a materially complete and self-contained description of these prior arrangements and transactions with the selling security holders near the section captioned “Selling Security Holders”. We have reviewed Rule 411 and Item 507 of Regulation S-K and revised the provisions concerning incorporation by reference accordingly.

Risk Factors, page 6

3. Comment:

With respect to prior comment 5, please expand the second paragraph of the first risk factor to describe concisely and concretely the “transactions described in the prospectus” that you expect will be sources for funds that will address the $26.4 million capital deficiency. State the portions of that deficiency you expect to fund from each of those sources and from the forecasted cash flows that your reference. To the extent that portions of the needed capital are not committed, so indicate, and discuss the potential effect on the operations of the company if it is not able to obtain funding from sources that are not assured. Please ensure that the liquidity and capital resources portion of your most recent periodic report thoroughly addresses the company’s capital needs, the anticipated sources of those funds, and the potential consequences that result from the lack of enforceable arrangements for the needed funds.

Response: We have revised paragraph 2 of that risk factor to describe concisely and concretely the “transactions described in the prospectus” we expect will be sources for funds that will address the $26.4 million capital deficiency. We have included information concerning the portions of that deficiency we expect to fund from each such source and from the forecasted cash flows. We have indicated the extent that portions of the needed capital are not committed and discussed the potential effect on the operations of the Company if it is not able to obtain funding from sources that are not assured. We have reviewed our most recent periodic report and believe that the liquidity and capital resources portion thoroughly addresses our capital needs, the anticipated sources of those funds, and the potential consequences that result from the lack of enforceable arrangements for the needed funds.

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Please direct any questions or comments regarding the foregoing to me at (410) 277-3740.

Very truly yours,

/s/ John V. Moran
John V. Moran
Chief Executive Officer
GSE Systems, Inc.

cc: James R. Hagerty, Esq./Kalbian Hagerty LLP